Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

YEARS ENDED DECEMBER 31, 2020 AND 2019

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF ELY GOLD ROYALTIES INC. AND GOLD ROYALTY CORP.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ely Gold Royalties Inc. (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of loss and comprehensive loss, cash flows and changes in equity for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

2

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for the Acquisition of VEK Associates

As discussed in notes 9 and 18, the Company completed the acquisition of 100% of VEK Associates (“VEK”). In exchange for the outstanding shares of VEK, the Company paid US $5,000,000 and issued 2,005,164 share purchase warrants, exercisable over a 24-month term to purchase one common share of the Company at an exercise price of $0.62. Management assessed the acquisition of VEK to be accounted for as an asset acquisition, as the underlying transaction does not meet the definition of a business combination under the applicable accounting standards. The allocation of the consideration was determined by estimating the present value of expected future revenues from each acquired asset.

We identified the accounting for the acquisition of VEK as a critical audit matter as accounting for these transactions is complex and requires management to exercise judgment to determine the appropriate accounting treatment, including whether the acquisitions should be accounted for as asset acquisitions or business combinations, and estimating the fair value of the net assets acquired. The estimates and assumptions with the highest degree of subjectivity and impact on the fair value of the assets are the expected future royalties, expected production, and discount rate.

The primary audit procedures we performed to address this critical audit matter included, among others, the following:

●	Obtaining an understanding of the transaction, including an assessment of whether the transaction constituted an asset acquisition or business combination;
●	Reviewing the sale and purchase agreement to understand key terms and conditions;
●	Agreeing the consideration to supporting documentation and evaluating the fair value of the warrants issued as part of the consideration;
●	Evaluating management’s assessment of the fair value of the net assets acquired; and
●	Evaluating whether the significant assumptions used, such as expected future royalty revenue, expected production, and discount rate were reasonable.

/s/ Smythe LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2003.

Vancouver, Canada

January 6, 2022

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ELY GOLD ROYALTIES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

		December 31,	December 31,
As at	Notes	2020	2019

ASSETS	11
Current
Cash and cash equivalents	4	$7,381,784	$2,973,520
Marketable securities	6	1,192,572	1,248,828
Receivables	7	348,881	137,902
Prepaid expenses		218,974	71,946
		9,142,211	4,432,196
Non-Current
Reclamation bond		27,902	28,463
Right-of-use lease asset	8	92,322	48,549
Royalty assets	9	30,278,390	2,961,135
Mineral property interests	10	1,463,863	896,530
Deferred charges	11	1,491,411	3,135,556
		$42,496,099	$11,502,429
LIABILITIES
Current
Accounts payable and accrued liabilities	14	$889,075	$281,109
Current portion of lease obligation	12	48,192	23,363
Current portion of obligation under royalty acquisition	9	394,789	1,178,901
		1,332,056	1,483,373
Non-Current
Lease obligation	12	49,785	30,757
Obligation under royalty acquisition	9	71,535	264,742
Promissory note	11	-	1,000,000
		1,453,376	2,778,872
EQUITY
Share capital	13	66,968,929	30,055,890
Share-based payment reserve	13	10,308,499	4,988,492
Cumulative translation adjustment		(2,171,533)	93,686
Deficit		(34,063,172)	(26,414,511)
		41,042,723	8,723,557
		$42,496,099	$11,502,429

Approved and authorized by the Board:

“David Garofalo”	Director	“Josephine Man”	Director
David Garofalo		Josephine Man

The accompanying notes are an integral part of these consolidated financial statements.

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ELY GOLD ROYALTIES INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

	Notes	December 31, 2020	December 31, 2019
ROYALTY AND MINERAL OPERATIONS
Revenue
Royalties		$2,216,329	$-
Option proceeds		1,014,878	1,164,415
Gain on disposal of mineral interest		118,243	918,415
		3,349,450	2,082,830
Expenses
Amortization of royalty assets		1,885,746	92,393
Project and royalty generation and maintenance costs		550,513	407,158
Maintenance cost reimbursements		(239,800)	(75,160)
		2,196,459	424,391
GROSS PROFIT		1,152,991	1,658,439
EXPENSES
Amortization		47,837	42,777
Consulting fees		431,942	169,694
Management fees	14	1,421,813	880,220
Office and administration		192,569	118,763
Professional fees		666,992	340,219
Share-based payments	13, 14	2,420,447	559,207
Transfer agent and filing fees		172,308	57,385
Travel and promotion		919,576	929,851
		(6,273,484)	(3,098,116)
OTHER INCOME (EXPENSE)
Interest expense	11	(308,714)	(185,372)
Accretion of deferred charges	11	(1,644,145)	-
Interest income		54,994	13,580
(Loss) gain on disposal of marketable securities	6	(170,084)	12,423
Change in fair value of marketable securities	6	(484,009)	81,941
Gain (loss) on foreign exchange		142,832	(30,704)
Bad debt		(119,042)	-
		(2,528,168)	(108,132)
Loss for the year		(7,648,661)	(1,547,809)
Other comprehensive income (loss)
Currency translation adjustment		(2,278,843)	(64,516)
Comprehensive loss		$(9,927,504)	$(1,612,325)
Basic and diluted loss per share		$(0.05)	$(0.02)
Weighted average number of common shares outstanding		141,232,310	95,343,280

The accompanying notes are an integral part of these consolidated financial statements.

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ELY GOLD ROYALTIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

For the year ended	December 31, 2020	December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(7,648,661)	$(1,547,809)
Items not affecting cash
Interest expense	58,530	6,134
Accretion of deferred charges	1,644,145	143,750
Amortization	1,933,583	135,170
Option proceeds paid in marketable securities	(199,637)	(367,767)
Change in fair value of marketable securities	484,009	(81,941)
Loss (gain) on disposal of marketable securities	170,084	(12,423)
Gain on disposal of mineral interest	(118,243)	(918,415)
Share-based payments	2,420,447	559,207
Unrealized foreign exchange	85,532	70,387
Bad debt	119,042	-
	(1,051,169)	(2,013,707)
Changes in non-cash working capital items
Receivables	(346,876)	(33,805)
Prepaid expenses	(147,028)	(4,688)
Accounts payable and accrued liabilities	611,317	53,628
Net cash used in operating activities	(933,756)	(1,998,572)

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for acquisition of mineral property interests	(1,127,990)	(198,859)
Payments for acquisition of royalty assets	(15,044,487)	(1,343,042)
Proceeds received from properties under option	605,118	228,051
Proceeds on disposal of marketable securities	275,349	56,423
Payments for acquisition of marketable securities	(636,100)
Proceeds on disposal of mineral and royalty interest	-	1,635,251
Net cash provided by (used in) investing activities	(15,928,110)	377,824
CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash, net of issuance costs	16,450,990	1,231,502
Proceeds (repayment of) on promissory note	(1,000,000)	1,000,000
Repayment of loans payable	(1,237,154)	(183,934)
Lease payments	(55,843)	(48,781)
Proceeds received from the exercise of options and warrants	7,241,638	209,350
Net cash provided by financing activities	21,399,631	2,208,137
Effect on cash of foreign exchange	(129,501)	(51,605)
Change in cash and cash equivalents for the year	4,408,264	535,784
Cash and cash equivalents, beginning of year	2,973,520	2,437,736
Cash and cash equivalents, end of year	$7,381,784	$2,973,520
Cash and cash equivalents consist of:
Cash	$6,356,784	$2,198,520
Term deposits	1,025,000	775,000
	$7,381,784	$2,973,520

Supplemental disclosure with respect to cash flows (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

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ELY GOLD ROYALTIES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

	Note	Number of shares	Share capital	Share- based payment reserve	Cumulative translation adjustment	Subscriptions received	Deficit	Total
Balance, December 31,2018		90,105,475	28,519,610	998,942	158,202	47,315	(24,866,870)	4,857,199
Adjustment on adoption of IFRS 16		-	-	-	-	-	(6,003)	(6,003)
Private placement, net of issuance costs	13(b)	8,615,454	1,202,125	76,692	-	(47,315)	-	1,231,502
Share-based payments	13(c)	-	-	559,207	-	-	-	559,207
Fair value of warrants issued for mineral and royalty interests	9, 13(d)	-	-	205,321	-	-	-	205,321
Fair value of warrants issued as consideration for Line of Credit	11, 13(d)	-	-	3,279,306	-	-	-	3,279,306
Shares issued on exercise of options	13(c)	750,000	79,500	-	-	-	-	79,500
Shares issued on exercise of warrants	13(d)	810,000	129,850	-	-	-	-	129,850
Reallocation of reserves of expired options	13(c)	-	-	(6,171)	-	-	6,171	-
Reallocation of reserves of exercised options and warrants	13(c), 13(d)	-	124,805	(124,805)	-	-	-	-
Loss for the year		-	-	-	-	-	(1,547,809)	(1,547,809)
Other comprehensive loss		-	-	-	(64,516)	-	-	(64,516)
Balance, December 31, 2019		100,280,929	$30,055,890	$4,988,492	$93,686	$-	$(26,414,511)	$8,723,557
Private placement, net of issuance costs	13(b)	21,562,500	15,832,946	618,044	-	-	-	16,450,990
Share-based payments		-	-	2,420,447	-	-	-	2,420,447
Fair value of warrants issued for mineral and royalty interests	9	-	-	4,680,384	-	-	-	4,680,384
Shares issued on exercise of options	13(c)	1,675,000	384,000	-	-	-	-	384,000
Shares issued on exercise of warrants	13(d)	24,634,957	6,857,638	-	-	-	-	6,857,638
Shares issued for royalty asset	9, 13(b)	12,798,413	11,439,587	-	-	-	-	11,439,587
Reallocation of reserves of exercised options and warrants	13(c), 13(d)	-	2,398,868	(2,398,868)	-	-	-	-
Loss for the year		-	-	-	-	-	(7,648,661)	(7,648,661)
Other comprehensive loss		-	-	-	(2,265,219)	-	-	(2,265,219)
Balance, December 31, 2020		160,951,799	$66,968,929	$10,308,499	$(2,171,533)	$-	$(34,063,172)	$41,042,723

The accompanying notes are an integral part of these consolidated financial statements.

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ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

1.	NATURE OF AND CONTINUANCE OF OPERATIONS

Ely Gold Royalties Inc. (the “Company” or “Ely Gold”) was incorporated under the Business Corporations Act (Alberta) on May 10, 1996. The Company was continued into British Columbia in 2002 where it is now domiciled and governed by the Business Corporations Act (British Columbia). The Company is listed on the TSX Venture Exchange (“TSX-V”), under the symbol “ELY” and on the OTCQX under the symbol “ELYGF”.

The Company’s registered office is Suite 2833 - 595 Burrard Street, P.O. Box 49195, Vancouver, British Columbia, Canada, V7X 1J1.

The Company’s operations are focused on developing recurring cash flow streams through the acquisition, consolidation, enhancement, and resale of highly prospective, unencumbered North American precious metals properties. The Company seeks to acquire royalties and purchase agreements over development stage assets, advanced stage development projects or operating mines. In return for making an upfront payment to acquire royalties, the Company receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the life of the mine.

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. The recoverability of the amounts shown as assets of the Company is dependent upon the discovery of economically recoverable reserves and future profitable operations.

Although the Company has taken steps to verify title to its royalties on which it has an interest, in accordance with industry standards for the current stage of operations of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to government licensing requirements or regulations, unregistered prior agreements, unregistered claims, and non-compliance with regulatory, social and environmental requirements. The Company’s assets may also be subject to increases in taxes and royalties, renegotiation of contracts, political uncertainty and currency exchange fluctuations and restrictions.

The COVID-19 global health pandemic has had a significant impact on the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown. The adverse effects of the pandemic may continue for an extended and unknown period of time, particularly as variant strains of the virus are identified. The impact of the pandemic to date has included extreme volatility in financial markets, a slowdown in economic activity, and extreme volatility in commodity prices including gold. As well, as efforts have been undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects has been impacted. Many mining projects, including some of the properties in which Company holds a royalty, stream or other interest could be impacted by the pandemic resulting in the slowdown of operations, and other mitigation measures that impact production. If the operation or development of one or more of the properties in which the Company holds a royalty from which it receives or expects to receive significant revenue is slowed down or suspended as a result of the continuing COVID-19 pandemic or future pandemics or other public health emergencies, it may have a material adverse impact on the Company’s profitability, results of operations, financial condition and the trading price of the Company’s common shares on the TSX-V.

These consolidated financial statements were approved by the Board of Directors for issue on January 6, 2022.

8

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

2.	BASIS OF PREPARATION

Statement of Compliance

These consolidated financial, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which are stated at their fair values. These consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. All dollar amounts presented are in Canadian dollars, the Company’s functional currency, unless otherwise specified.

Basis of consolidation and presentation

These consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The Company’s wholly owned subsidiaries include DHI Minerals Ltd. (a Canadian corporation), DHI Minerals (US) Ltd. (a Nevada corporation), Nevada Select Royalty, Inc. (“Nevada Select”) (a Nevada corporation), REN Royalties LLC (“REN”) (a Nevada corporation) and VEK Associates (“VEK”) (a Nevada corporation).

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by the Company. A subsidiary is consolidated from the date upon which control is acquired by the Company and all material intercompany transactions and balances have been eliminated on consolidation.

Use of estimates and judgments

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported revenues and expenses during the period. Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

Critical Accounting Estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, which could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Recoverability of receivables

Provisions are made against accounts that, in the estimation of management, may be uncollectible. The recoverability assessment of trade and other receivables is based on a range of factors, including the age of the receivable and the creditworthiness of the company owing the funds. The provision is assessed on a quarterly basis with a detailed formal review of balances and security being conducted annually. Determining the recoverability of an account involves estimation and judgment as to the likely financial condition and ability of the debtor to subsequently make payments. To the extent that future events impact the financial condition of the debtor these provisions could vary significantly.

9

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

2.	BASIS OF PREPARATION (cont’d...)

Recovery of deferred tax assets

The Company estimates the expected manner and timing of the realization or settlement of the carrying value of its assets and liabilities and applies the tax rates that are enacted or substantively enacted on the estimated dates of realization or settlement.

Share-based payments

The fair value of share-based payments is subject to the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in certain assumptions. As the Black- Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices and expected forfeiture rate, changes in subjective input assumptions can materially affect the fair value estimate.

Amortization of royalty assets

Royalty assets are carried at cost less any accumulated amortization. Amortization is calculated over the estimated mine life or over the period advance royalties are expected to be received using management’s best estimate of the mine’s production life. The expected production life of the asset is estimated based on expected quantities of proven and probable mineral reserves and mineral resources. These estimates are based on information obtain from the mine operator through preparation of technical reports on the property. The useful production lives are estimated based on such information and are reviewed annually.

Cost allocation of royalty assets acquired

Management was required to estimate the allocation of cost of acquisition of the VEK assets. The allocation was determined by estimating the present value of expected future revenues. Such calculation required management to make estimates of expected production based on estimated reserves in the underlying assets.

Critical Accounting Judgments

Management must make judgments given the various options available under IFRS for items included in the consolidated financial statements. Judgments involve a degree of uncertainty and could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual events differ from a judgment made.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

10

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

2.	BASIS OF PREPARATION (cont’d...)

Impairment of royalty assets and mineral property Interests

Assessment of impairment of royalty assets and mineral property interests at the end of each reporting period requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that give rise to the requirement to conduct an impairment analysis on the Company’s royalty assets and mineral property interests. Indicators which could trigger an impairment analysis include, but are not limited to, a significant change in operator reserve and resource estimates, industry or economic trends, current or forecast commodity prices, and other relevant operator information. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty and mineral property interests could impact the impairment analysis.

Asset acquisitions and business combinations

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. The assessment required management to assess the inputs, processes, and ability of the acquired entity/assets to produce outputs at the time of the acquisition. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty assets generally requires a high degree of judgment, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

3.	SIGNIFICANT ACCOUNTING POLICIES

New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact to the Company in the current or future reporting periods and have not been discussed or presented.

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ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Foreign exchange

The functional currency for the Company and for each of its subsidiaries is the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the consolidated statement of financial position date are retranslated at the year-end exchange rates. Non-monetary items, measured using historical cost in a foreign currency, are translated using the exchange rate at the date of the transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Exchange differences on the translation is recorded in profit or loss.

The functional currency of the Company, DHI, and DHI US is the Canadian dollar. The functional currency of Nevada Select, REN and VEK is the US dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in International Accounting Standard (“IAS”) 21 The Effects of Changes in Foreign Exchange Rates.

Foreign operations are translated from their functional currencies into Canadian dollars on consolidation. Items in the consolidated statements of income (loss) and comprehensive income (loss) are translated using the weighted average exchange rates that reasonably approximate the exchange rate at the transaction date. Items in the consolidated statements of financial position are translated at the closing spot exchange rate. Exchange differences on the translation of the net assets of entities with functional currencies other than the Canadian dollar are recognized in a separate component of equity through other comprehensive income (loss).

On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange differences recorded in a separate component of equity is recognized in profit or loss.

Cash equivalents

Cash equivalents include short-term liquid investments that are cashable or readily convertible into a known amount of cash and which are subject to insignificant risk of changes in value.

Mineral property interests

Pre-exploration costs are expensed as incurred.

Acquisition costs to obtain the legal right to explore a property are capitalized. Costs related to the exploration and evaluation of mineral properties, including general administrative overhead costs, are expensed in the period in which they occur.

Proceeds for option payments or shares received are recorded on receipt against capitalized exploration and evaluation assets. As related acquisition costs are reduced to $nil by the option payments received, any future option payments are recorded as revenues in profit or loss. When the optionee fulfills all option requirements and acquires interest in the property in which the Company retains an NSR, the property is transferred to Royalty assets.

An evaluation of the carrying values of each mineral interest is undertaken every reporting period to assess whether events or changes in circumstances indicate that the carrying values may not be recoverable. If it is determined that capitalized acquisition costs are not recoverable, or the property is abandoned or management has determined an impairment in value, the property is written down to its recoverable amount.

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ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Royalty assets

Royalty assets consist of acquired royalty interests in producing, development and exploration and evaluation stage properties. Royalty interests are recorded at cost and capitalized as long-term assets. They are subsequently measured at cost less accumulated depletion and depreciation and accumulated impairment losses. The major categories of the Company’s interests are producing, development and exploration and evaluation. Producing assets are those that have generated revenue from steady-state operations for the Company. Development assets are interests in projects that are under development, in permitting or feasibility stage and that in management’s view, can be reasonably expected to generate steady-state revenue for the Company in the near future. Exploration and evaluation assets represent properties that are not yet in development, permitting or feasibility stage or that are speculative in nature and are expected to require several years to generate revenue, if ever, or are currently not active.

Producing and development royalty interests are recorded at cost and capitalized in accordance with IAS 16, Property, Plant and Equipment. Producing royalty interests are depleted on a straight-line basis over the expected life of the royalty or using the units-of production method over the life of the property to which the interest relates, which is estimated using available estimates of proven and probable mineral reserves specifically associated with the properties and may include a portion of resources expected to be converted into mineral reserves.

Acquisition of royalty interests for exploration and evaluation assets are recorded at cost and capitalized in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources (“IFRS 6”) and are not depleted until such time as revenue generating activities begin.

Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted income per share is computed similar to basic income (loss) per share, except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. However, diluted loss per share does not include the increase to weighted average shares, as the effect of including additional shares would be anti-dilutive.

Impairment of long-lived assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value less costs to sell is determined as the amount that would be obtained from the sale of the asset in an arm’s-length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

13

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Impairment of long-lived assets (cont’d...)

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Provision for environmental rehabilitation

The Company recognizes liabilities for legal or constructive obligations associated with the retirement of exploration and evaluation assets. The net present value of future rehabilitation costs is capitalized to the related asset along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the rehabilitation provision.

Unit offerings

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated to common shares using the market price on the date the common shares are priced and the residual, if any, is allocated to warrants.

Share-based payments

The Company grants stock options to directors, officers, employees and consultants. Share-based payments to employees are measured on the grant date at the fair value of the equity instruments issued, using the Black-Scholes option pricing model and are accrued and charged either to operations or exploration and evaluation assets, over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or at the fair value of the equity instruments issued (if it is determined the fair value of the goods or services cannot be reliably measured), and are recorded at the date the goods or services are received. The offset to the recorded cost is to share-based payment reserve. Consideration paid for the shares on the exercise of stock options or warrants is credited to share capital and the applicable amounts of share-based payment reserve are transferred to share capital. Charges for options that are forfeited before vesting are reversed from share-based payment reserve and transferred to deficit. For options that expire or are forfeited after vesting, the recorded value is transferred from the share-based payment reserve to deficit.

14

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable arising from the use by others of the Company’s assets yielding royalties or option proceeds. The Company recognizes revenue pursuant to contractually agreed terms when the Company has met its performance obligations and the collectability of revenue if reasonably assured.

Royalties

Royalties consist of revenues earned directly from royalty agreements. Revenue recognition generally occurs in the month of production from the royalty property. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amounts pursuant to the terms of the royalty agreement.

Option proceeds

Revenues from option proceeds is recognized when received. Option proceeds are initially recorded against the capitalized asset value and any excess is recognized as revenue.

Sale of Mineral Assets

Revenue from the sale of mineral properties is recognized upon the closing of the transaction and when the amount to be received can be reasonably measured and collection is reasonably assured.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss, except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax is recorded using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for relating to the initial recognition of assets or liabilities that affect neither accounting nor taxable loss and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amounts of assets and liabilities, using tax rates enacted or substantively enacted at the consolidated statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

15

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Financial instruments

Financial assets

Initial recognition and measurement

A financial asset is measured initially at fair value plus transaction costs that are directly attributable to its acquisition or issue. On initial recognition, a financial asset is classified as measured at amortized cost or fair value through profit or loss. A financial asset is measured at amortized cost if it meets the conditions that:

i)	the asset is held within a business model whose objective is to hold assets to collect contractual cash flows;
ii)	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding; and
iii)	is not designated as fair value through profit or loss.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit and loss are carried in the statement of financial position at fair value with changes in fair value therein, recognized in profit or loss.

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance, if:

●	the asset is held within a business whose objective is to hold assets in order to collect contractual cash flows; and
●	the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest.

Derecognition

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when:

●	the contractual rights to receive cash flows from the asset have expired; or
●	the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

16

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Financial instruments (cont’d...)

Financial liabilities

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires. Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost. All interest-related charges are reported in profit or loss within interest expense, if applicable.

Fair value hierarchy

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 -	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 -	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 -	Inputs for assets or liabilities that are not based on observable market data.

4.	FINANCIAL INSTRUMENTS

The Company’s principal financial liabilities comprise accounts payable and accrued liabilities, lease obligation and obligation under royalty acquisition. The Company’s principal financial assets are cash and cash equivalents, marketable securities, and receivables. The main purpose of these financial instruments is to manage short-term cash flow and working capital requirements and fund future acquisitions.

The Company is engaged in the business of acquiring, managing and creating resource royalties. Royalties are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any. These activities expose the Company to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and interest rate risk), credit risk, liquidity risk and capital risk management.

Management designs strategies for managing some of these risks, which are summarized below. The Company’s management oversees the management of financial risks. The Company’s management ensures that financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below.

The carrying value of cash and cash equivalent and receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Marketable securities are classified within Level 1 of the fair value hierarchy. The fair value of the Company’s obligation under royalty acquisition and obligation under capital lease approximate their carrying values as their interest rates are comparable to market interest rates.

17

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

4.	FINANCIAL INSTRUMENTS (cont’d...)

(a)	Credit risk

Credit risk refers to the potential that a counterparty to a financial instrument will fail to discharge its contractual obligations. The Company manages credit risk, in respect of cash and cash equivalents by placing its cash balances at major Canadian and American financial institutions.

Credit risk arises from cash and cash equivalents and receivables. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions and as such does not have any significant concentration of credit risk. As at December 31, 2020, the Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

The Company’s concentration of credit risk and maximum exposure thereto is as follows:

	December 31, 2020	December 31, 2019
Cash and cash equivalents	$7,381,784	$2,973,520
Receivables	338,345	122,309
	$7,720,129	$3,095,829

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. At December 31, 2020, the Company has cash and cash equivalents of $7,381,784 (2019 - $2,973,520), current liabilities of $1,332,056 (2019 - $1,483,373), and non-current liabilities of $121,320 (2019 - $1,295,499).

The amounts listed below are the remaining contractual maturities for financial liabilities held by the Company:

As at	December 31, 2020	December 31, 2019

Due Date
0 - 90 days	$1,072,506	$899,845
90 - 365 days	256,116	591,487
More than 1 year	138,378	1,307,132
	$1,467,000	$2,798,464

(c)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and equity price risk.

18

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

4.	FINANCIAL INSTRUMENTS (cont’d...)

(c)	Market risk (cont’d...)

(i)	Commodity price risk

The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged which results in the Company’s full exposure to changes in the market prices of these commodities.

(ii)	Interest rate risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. As at December 31, 2020, the Company’s interest rate exposure arises mainly from the interest receipts on cash and cash equivalents, lease obligation and obligation under royalty acquisition.

Cash and cash equivalents consist of the following:

	December 31, 2020	December 31, 2019

Cash	$6,356,784	$2,198,520
Cashable GIC*	1,025,000	775,000
	$7,381,784	$2,973,520

*The GIC will mature June 15, 2021, is cashable at any time without penalty and earns interest at an interest rate of 1.00% per annum.

(iii)	Foreign currency risk

The Company incurs expenditures in Canada and the US. Foreign currency risk arises because the amount of the US dollar cash, intercompany balances and payables will vary in Canadian dollar terms due to changes in exchange rates.

As at December 31, 2020 and 2019, the Company has not hedged its exposure to currency fluctuations.

At December 31, 2020 and 2019, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	December 31, 2020		December 31, 2019

Cash and cash equivalents	US$	2,830,820	US$	735,612
Accounts receivable		265,744		94,170
Accounts payable and accrued liabilities		(582,132)		(162,429)
Net	US$	2,514,432	US$	667,353
Canadian dollar equivalent		$3,201,375		$849,673

19

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

4.	FINANCIAL INSTRUMENTS (cont’d...)

(c)	Market risk (cont’d...)

(iii)	Foreign currency risk (cont’d...)

Based on the above net exposures as at December 31, 2020, a 5% (2019 - 5%) change in the Canadian/US exchange rate would impact the Company’s income (loss) and comprehensive income (loss) by approximately $160,000 (2019 - $43,000).

(iv)	Equity price risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets. The Company’s marketable securities consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held.

Based on the marketable securities held as at December 31, 2020, a 10% (2019 - 10%) change in the market price of these securities would impact the Company’s income (loss) and comprehensive income (loss) by approximately $100,500 (2019 - $83,000).

(v)	Fair value hierarchy

The following tables summarize the Company’s financial instruments under the fair value hierarchy, as at December 31, 2020 and 2019:

December 31, 2020	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$7,381,784	$-	$-	$7,381,784
Marketable securities	$1,192,572	$-	$-	$1,192,572
Receivables	$348,881	$-	$-	$348,881
Accounts payable and accrued liabilities	$902,699	$-	$-	$902,699
Lease obligation	$-	$97,977	$-	$97,977
Obligation under royalty acquisition	$-	$394,789	$-	$394,789

December 31, 2019	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$2,973,520	$-	$-	$2,973,520
Marketable securities	$1,248,828	$-	$-	$1,248,828
Receivables	$348,881	$-	$-	$348,881
Accounts payable and accrued liabilities	$281,109	$-	$-	$281,109
Lease obligation	$-	$54,120	$-	$54,120
Obligation under royalty acquisition	$-	$2,178,901	$-	$2,178,901

20

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

5.	CAPITAL MANAGEMENT

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through acquisitions of royalties, and optioning out existing properties other interests and a Line of Credit as described in note 11. The Company may issue new shares or draw from its credit facility in order to meet its financial obligations. Management believes that the capital resources of the Company as at December 31, 2020 are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

The Company defines its capital as equity. Capital requirements are driven by the Company’s exploration activities on its exploration and evaluation assets. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

There have been no changes to the Company’s approach to capital management during the year ended December 31, 2020.

6.	MARKETABLE SECURITIES

The Company’s marketable securities comprise the following common shares and gold coins. The fair value of the marketable securities has been determined directly by reference to published price quotations in an active market.

	December 31, 2020			December 31, 2019
	Shares	Cost	Fair Value	Shares	Cost	Fair Value
Gold Resources
Corporation	56,966	$444,956	$211,060	104,811	$818,668	$754,152
Solitario Royalty &
Exploration Corp.	119,352	144,454	85,447	119,352	144,454	46,504
Bitterroot Resources Ltd.	-	-	-	200,000	30,000	7,000
VR Resources Ltd.	100,000	36,250	31,000	100,000	36,250	37,000
Valterra Resource Corp.	-	-	-	525,442	221,831	55,172
Fremont Gold Ltd.	-	-	-	500,000	80,000	39,000
Contact Gold Corp.	2,362,941	486,980	271,590	2,000,000	420,000	310,000
Sanatana Resources Inc.	1,666,666	500,000	308,333	-	-	-
Lahontan Gold Corp.	325,000	97,500	97,500	-	-	-
McEwen Mining Inc.	53,600	90,082	67,000	-	-	-
Gold American gold
(1 Oz) troy coins	50	135,898	120,642	-	-	-
		$1,936,120	$1,192,572		$1,751,203	$1,248,828

During the year ended December 31, 2020, the Company:

(a)	recorded an unrealized loss in the change in fair value on marketable securities of $484,009 in the consolidated statements of loss and comprehensive loss.

21

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

6.	MARKETABLE SECURITIES (cont’d...)

(b)	sold shares of Valterra Resources Corp., Bitteroot Resources Ltd., Fremont Gold Ltd., and Gold Resources Corporation for net proceeds of $275,416. As at December 31, 2019, these shares had a carrying value of $445,433, which resulted in a loss of $170,084.

(c)	as part of the Watershed royalty acquisition (Note 9(g)), the Company agreed to participate in Sanatana Resources Inc. (“Sanatana”) private placement for total proceeds of $500,000. As a result, the Company acquired a total of 1,666,666 common shares of Sanatana.

(d)	Received 325,000 shares of Lahontan Gold Corp., valued at $97,500, as consideration of certain option payments and as reimbursement of BLM fees.

(e)	Received 53,600 shares of McEwen Mining Inc. valued at $90,082 as consideration for the sale of the old Gold Bar property.

(f)	Received 362,941 shares of Contact Gold Corp. valued at $66,960 in leu of the option payment due to the Company for the first anniversary option payment on Green Springs property.

During the year ended December 31, 2019, the Company:

(g)	recorded an unrealized loss in the change in fair value on marketable securities of $81,941 in the statements of loss and comprehensive loss.

(h)	sold 800,000 common shares of Colorado for net proceeds of $56,423. As at December 31, 2018, these shares had a carrying value of $44,000, which resulted in a recovery of $12,423.

(i)	Received 2,000,000 shares of Contact Gold Corp., valued at $420,000, as part of the consideration on the sale of the Green Springs property.

7.	RECEIVABLES

The Company’s receivables are as follows:

	December 31, 2020	December 31, 2019

Trade receivables	$338,345	$122,309
Sales taxes receivable	10,536	15,593
	$348,881	$137,902

22

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

8.	RIGHT-OF-USE LEASE ASSET

The Company’s right-of-use asset relates to the lease of office space.

On adoption of IFRS 16 Leases (“IFRS 16”), the Company recognized lease liabilities in relation to leases that had previously been classified as “operating leases” under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1,2019. The weighted average lessee’s incremental borrowing rate applied to the lease liability on January 1, 2019 was 8%. The right-of-use asset is amortized over the lease term.

Cost:
Balance at January 1, 2019, (IFRS 16 adoption) and December 31, 2019	$92,972
Additions for the year	91,550
Balance, December 31, 2020	$184,522
Accumulated amortization:
Balance at January 1, 2019, on adoption of IFRS 16	-
Depreciation for the year	$42,777
Balance, December 31, 2019	42,777
Depreciation for the year	47,837
Balance, December 31, 2019	$90,614
Currency translation adjustment at December 31, 2019	$(1,646)
Currency translation adjustment at December 31, 2020	$(1,586)
Net book value:
As at December 31, 2019	$48,549
As at December 31, 2020	$92,322

23

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

9.	ROYALTY ASSETS

Cost	Balance, December 31, 2018	Acquisition	Disposition	Balance, December 31, 2019	Acquisition	Balance, December 31, 2020
Balmoral Fenelon	$716,836	$-	$(716,836)	$-	$-	$-
Devon Fenelon	-	600,000	-	600,000	-	600,000
Isabella Royalty	-	404,250	-	404,250	-	404,250
Jerritt Canyon PTR	-	969,591	-	969,591	-	969,591
Jerritt Canyon 0.5%	-	-	-	-	11,553,163	11,553,163
Lincoln Hill	-	1,091,123	-	1,091,123	1,671,387	2,762,510
Rawhide	-	-	-	-	1,967,617	1,967,617
REN NPI	-	-	-	-	708,950	708,950
REN 1.5%	-	-	-	-	6,024,796	6,024,796
Marigold	-	-	-	-	1,618,343	1,618,343
Borden Lake	-	-	-	-	583,089	583,089
Watershed	-	-	-	-	3,418,812	3,418,812
Raiload - Pinon	-	-	-	-	2,002,806	2,002,806
Trenton	-	-	-	-	909,855	909,855
Other	-	36,371	-	36,371	780,279	816,650
	$716,836	$3,101,335	$(716,836)	$3,101,335	$31,239,097	$34,340,432

Accumulated Amortization	Balance, December 31, 2018	Amortization	Balance, December 31, 2019	Amortization	Balance, December 31, 2020
Isabella Royalty	$-	$67,267	$67,267	$100,884	$168,151
Jerritt Canyon PTR	-	25,126	25,126	82,704	107,830
Jerritt Canyon 0.5%	-	-	-	953,983	953,983
Lincoln Hill	-	-	-	142,223	142,223
REN 1.5%	-	-	-	361,341	361,341
Marigold	-	-	-	121,327	121,327
Other	-	-	-	54,742	54,742
	$-	$92,393	$92,393	$1,817,204	$1,909,597

	Cumulative Translation Adjustment		Net Book Value
	December 31,	December 31,	December 31,	December 31,
	2019	2020	2019	2020
Devon Fenelon	$-	$-	$600,000	$600,000
Isabella Royalty	(13,530)	(14,771)	323,453	221,328
Jerritt Canyon PTR	(10,915)	(25,109)	933,550	836,652
Jerritt Canyon 0.5%	-	(1,090,092)	-	9,509,088
Lincoln Hill	(22,608)	(33,342)	1,068,515	2,586,945
Rawhide	-	(123,513)	-	1,844,104
REN NPI	-	(72,350)	-	636,600
REN 1.5%	-	(563,668)	-	5,099,787
Marigold	-	(150,427)	-	1,346,589
Borden Lake	-	-	-	583,089
Watershed	-	-	-	3,418,812
Raiload - Pinon	-	(5,802)	-	1,997,004
Trenton	-	(8,775)	-	901,080
Other	(754)	(64,596)	35,617	697,312
	$(47,807)	$(2,152,445)	$2,961,135	$30,278,390

24

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

9.	ROYALTY ASSETS (cont’d...)

(a)	Royalty revenue includes the following:

	2020	2019
Revenue from producing royalties	$1,896,198	$-
Revenue form Advance Minimum Royalties (“AMR”)	320,131	-
Total royalty revenue	$2,216,329	$-

(b)	Rawhide Royalty (15% Net Profit Interest (“NPI”))

On February 29, 2020, the Company acquired a 15% NPI from Liberty Gold Corp. and its subsidiary, Pilot Gold USA Inc. The NPI entitles the Company to 15% of the net profits from the recovery and sale of minerals from certain unpatented claims located in Mineral County, Nevada, known as the Regent Hill Property. The interest also includes the possibility of bonus payments for each gold equivalent (“AuEq”) ounce, from the Regent Hill Property placed on leach pads after the first 115,000 AuEq ounces. Quarterly bonus payments per AuEq ounce will be based on a pricing grid providing for payments coming into effect when the monthly average gold price per ounce for each applicable quarter are US $1,400 or more, commencing at US $5.775 per AuEq ounce and increasing to as much as US $29.05 per AuEq ounce if the monthly average exceeds US $1,800 per ounce.

Under the terms of the agreement the Company paid a cash consideration of US $800,000 (paid) and issued 2,000,000 share purchase warrants (issued). Each warrant entitles the holder to purchase one common share of the Company for a period of two years at an exercise price of $0.43. The warrants were valued at $818,325 using the Black-Scholes option pricing model with the following assumptions: volatility of 80.36%, expected life of 1.8 years, discount rate of 1.32% and dividend rate of 0.0%.

(c)	REN Net Profit Interest (3.5% NPI)

On April 2, 2020, the Company closed an agreement to acquire a 3.5% NPI on the Ren Property in Elko, Nevada, for total proceeds of US $500,000 (paid). The Ren Property is part of the joint venture between Barrick Gold Corporation and Newmont Corp. forming Nevada Gold Mines.

(d)	Jerritt Canyon (0.5% NSR)

On May 12, 2020, the Company completed the purchase agreement with Eric Sprott (“Sprott”) to acquire a 0.5% NSR royalty on the gold producing Jerritt Canyon Mine facility, located in Elko, Nevada, and currently operated by Jerritt Canyon Gold LLC, a private Nevada limited liability company.

As consideration, the Company issued 12,698,413 shares. In connection with its assistance with the transaction, the Company agreed to pay a finder’s fee to Medalist Capital Ltd. comprising a cash fee of 1% of the transaction price, plus 300,000 share purchase warrants, each exercisable over a three-year term to purchase, exercisable at a price of $0.63 per share. All of the securities issued in the transaction are subject to a four-month hold period pursuant to applicable TSX-V policies and applicable securities laws. The shares were valued at $11,301,588 representing the market value of the shares on the date of closing and the warrants were valued at $171,575 using the Black-Scholes option pricing model with the following assumptions: volatility of 90.83%, expected life of 3 years, discount rate of 0.29% and dividend rate of 0.0%.

25

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

9.	ROYALTY ASSETS (cont’d...)

(e)	VEK Properties

On May 15, 2020, the Company completed the acquisition of 100% of VEK (Note 18) for total consideration of US $5,000,000 and the issuance of 2,005,164 share purchase warrants exercisable at a price of $0.62 per share for a period of two years valued at $1,214,066 using the Black-Scholes option pricing model with the following assumptions: volatility of 91.78%, expected life of 2 years, discount rate of 0.30% and dividend rate of 0.0%. VEK owns 50% of the VEK/Andrus partnership, which holds five properties, all of which are currently leased. Four of the leases are with Nevada Gold Mines JV (Barrick 61.5%/Newmont 31.5%) and the other lease is with SSR Mining Inc. (“SSR Mining”). Four of the leases pay advance minimum royalty (“AMR”) payments and carry a 3.0% net smelter return (“NSR”) royalty (50% to VEK) with no buy-downs. Details on the properties are as follows:

●	REN Property (1.5% NSR) - currently leased to Nevada Gold Mines, consists of 86 contiguous unpatented lode mining claims located in the Northern Carlin trend. Under the terms of the lease agreement, VEK/Andrus is entitled to minimum royalty payments, which are adjusted for inflation every year. During 2019, VEK/Andrus received US $458,712, of which VEK received 50%. These payments will continue until production commences, at which time VEK will be entitled to a 1.5% royalty.

●	Marigold Property (0.75% NSR) - currently leased to SSR Mining, consists of 205 unpatented lode mining claims within the SSR Mining operation on the Battle Mountain-Eureka trend. Under the terms of the lease agreement, VEK/Andrus is entitled to minimum royalty payments, which are adjusted for inflation every year. During 2019, VEK/Andrus received US $156,500, of which VEK received 50%. These payments will continue until production commences; at which time the lessor will be entitled to a 0.75% royalty.

●	Lone Tree Property (1.5% NSR) - currently leased to Nevada Gold Mines, consists of 38 unpatented lode mining claims along the Battle Mountain-Eureka trend. Under the terms of the lease agreement, VEK/Andrus is entitled to minimum royalty payments. During 2019, VEK/Andrus received US $15,000, of which VEK received 50%. These payments will continue until production commences, at which time VEK will be entitled to a 1.5% royalty.

●	Pinson Property (1.5% NSR) - currently leased to Nevada Gold Mines, consists of 53 unpatented lode mining claims along the Osgood Mountain trend in sections 4, 8 and 16, Township 37N, Range 42E, in Humboldt County, Nevada. Under the terms of the lease agreement, VEK/Andrus is entitled to minimum royalty payments, which are adjusted for inflation every year. During 2019, VEK/Andrus received US $21,780, of which VEK received 50%. These payments will continue until production commences, at which time VEK will be entitled to 1.5% royalty.

●	Carlin Trend Property (1.5% NSR) - currently leased to Nevada Gold Mines, of 84 unpatented lode mining claims along the Carlin trend in sections 1, 2, 3, 10, 11, 12, 20, 21, 28, 34 and 35, Townships 35N and 36N, Ranges 49E and 50, in Eureka County, Nevada. Under the terms of the lease agreement, VEK/Andrus is entitled to minimum royalty payments, which are adjusted for inflation every year. During 2019, VEK/Andrus received US $43,560, of which VEK received 50%. These payments will continue until production commences, at which time VEK will be entitled to a 1.5% royalty.

26

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

9.	ROYALTY ASSETS (cont’d...)

(f)	Borden Lake Royalty (0.4% NSR)

On August 26, 2020, the Company entered into an agreement with two individuals dealing at arm’s length to the Company (the “Borden Lake Vendors”) to purchase 0.4% of a 2% NSR royalty on the Borden Lake Gold Mine (the “Borden Lake Royalty”).

The Borden Lake Royalty is subject to a buy-down option pursuant to which Newmont Corp. (“Newmont”) is entitled to buy it down from 2% to 1% for a one-time cash payment of $1,000,000. Under the present transaction terms, if the buy-down right is exercised, the entire reduction will be applied to the Borden Lake Vendors’ 1.6% Borden Lake Royalty interest and the Company’s share will remain at 0.4%. In addition, the Borden Lake Vendors have granted a right of first refusal to the Company with respect to any proposed sale by the Borden Lake Vendors of their remaining 0.6% of the Borden Lake Royalty.

Under the terms of the transaction, in consideration for its 0.4% Borden Lake Royalty interest, the Company will pay $300,000 in cash, issue 100,000 common shares and 80,000 of the Company’s non-transferable common share purchase warrants, each exercisable to purchase one additional common share for a five-year term at an exercise price of $1.37. The warrants were valued at $138,089 using the Black-Scholes option pricing model with the following assumptions: volatility of 106.77%, expected life of 5 years, discount rate of 0.23% and dividend rate of 0.0%.

In connection with the transaction, the Company has agreed to pay a finder’s fee on closing to an arm’s length individual in the form of a $7,000 cash payment and 50,000 non-transferable warrants having the same terms as the consideration warrants issuable to Borden Lake Vendors.

The transactions closed on August 26, 2020. Subsequent to closing, the Company and the Borden Lake Vendors filed a complaint against Newmont claiming that the area of interest provided in the Borden Lake Royalty should apply to claims currently being mined by Newmont. Newmont has denied the claims and the complaint is proceeding to arbitration.

(g)	Watershed Property (1.0%NSR)

On December 8, 2020, the Company acquired a 1% NSR on the Watershed Property from Sanatana Resources Inc. (“Sanatana”) for a total purchase price of $2,500,000 cash and 1,000,000 Common Share purchase warrants, each exercisable at a price of $1.31 until December 3, 2025 valued at $908,812 using the Black-Scholes option pricing model with the following assumptions: volatility of 103.14%, expected life of 5 years, discount rate of 0.41% and dividend rate of 0.0%. The warrants can be accelerated if the Common Shares trade at a 50% premium to the exercise price for a 10-day period. The Watershed Royalty was granted to Sanatana in connection with an asset purchase agreement between Sanatana and IAMGOLD Corporation, dated January 12, 2016, whereby IAMGOLD acquired a 100% interest in 46 mining claims in Chester and Yeo Counties, Ontario. The Watershed Property surrounds the Coté Gold Project, which is a joint venture between IAMGOLD and Sumitomo Metal Mining Company. The Watershed Royalty is subject to a buy-down provision where the royalty rate can be reduced to 0.5% for a payment of C$2,000,000 by IAMGOLD. Sanatana and Ely Gold also signed a definitive agreement where Sanatana assigned its rights and interest in the Watershed Purchase Agreement to Ely Gold for $10,000. The Company also purchased 1,666,666 Sanatana common shares at a price of C$0.30 per share through a non-brokered private placement. The Watershed Purchase Agreement provides for certain deferred payments to the Company as follows: (a) $1,500,000 upon a production decision by IAMGOLD on the Watershed Property; and (b) $1,500,000 upon the commencement of commercial production by IAMGOLD on the Watershed Property. In the event that either of the Deferred Payments are made to Ely Gold, it will pay 50% of any such Deferred Payments to Sanatana.

27

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

9.	ROYALTY ASSETS (cont’d...)

(h)	Trenton (0.3% NSR)

On December 23, 2020, the Company acquired a 0.3% GR the (“Trenton Canyon Royalty”) on 52 unpatented mining claims on the Battle Mountain-Eureka trend in Nevada from a private seller, for a total purchase price of US$325,000 in cash and 1,000,000 Common Share purchase warrants, each exercisable at a price of $1.36 until December 23, 2022 valued at $492,036 using the Black-Scholes option pricing model with the following assumptions, volatility of 86.67%, expected life of 2 years, discount rate of 0.20% and dividend rate of 0.0%. The Company was also assigned a stock purchase agreement, dated October 13, 2005 (the “2005 Agreement”) between the private seller and Nevada Mine Properties II. The 2005 Agreement provides for a 0.5% NSR on several other properties.

(i)	Railroad-Pinion Property (0.44% NSR)

On December 30, 2020, the Company completed the purchase of certain mineral interests and private fee ground in Elko County, Nevada (the “Mineral Interests”). All of the fee ground and the Mineral Interests are currently leased to Gold Standard Ventures Corp (“GSV”) and cover certain portions of GSV’s Railroad-Pinion Project that is currently being developed as a heap-leach mining operation. The Lease provides for a combined 0.436% NSR and annual lease payments to the Company of US$79,800. Ely Gold paid a total purchase price of US$1,300,000 in cash and issued 300,000 Common Share purchase warrants, each exercisable at a price of $1.15 until December 29, 2025 valued at $259,839 using the Black-Scholes option pricing model with the following assumptions: volatility of 101.37%, expected life of 5 years, discount rate of 0.41% and dividend rate of 0.0%. The Company also paid a US$65,000 cash finder’s fee. On November 2, 2020 the Company had also entered into purchase agreements with 11 other parties to acquire additional mineral interests and leases in the same area. These 11 other purchase agreements were terminated by the Company prior to closing, and the Company paid a US$134,000 cash break fee in connection with such termination.

(j)	Devon Fenelon Royalty (2.0% NSR)

On April 18, 2019, the Company acquired from Devon Canada Corporation (“Devon”) 100% of all rights and interests in a 2% NSR royalty on the Fenelon Mine Property, the Devon Fenelon Royalty, operated by Wallbridge, and located in west-central, Quebec. This 2% NSR royalty is separate and distinct from the 1% NSR royalty acquired on October 17, 2018. Under the agreement, the Company acquired the additional 2% Fenelon royalty for cash consideration of $600,000 (paid).

On September 30, 2019, the Company and Wallbridge agreed to amend certain terms and conditions of the 2% NSR royalty in the property. Effective June 30, 2019, it was agreed that:

●	Wallbridge will acknowledge the royalty and support its registration with the appropriate ministries in Quebec (the royalty is now registered with Registre public des droits miniers, réels et immobiliers);
●	Payment of the royalty on bulk samples at Fenelon will only apply after the effective date; and
●	Toll milling will not be considered a deductible expense when calculating royalty payments.

Subsequent to the sale of the Balmoral Fenelon Royalty, Ely Gold holds a 2% NSR royalty on the Fenelon Mine Property from the purchase of the Devon Fenelon Royalty.

28

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

9.	ROYALTY ASSETS (cont’d...)

(k)	Isabella Pearl Royalty (0.75% - 2.5% NSR)

On April 27, 2019, the Company acquired from a private estate a 0.75% gross receipts royalty on the Isabella Pearl Mine, operated by Gold Resources Corporation, and located in Mineral County, Nevada. Under the terms of the agreement, the Company acquired the 0.75% gross receipts royalty for cash consideration of US $300,000.

(l)	Gold Bar Royalty (1.0% NSR)

On September 6, 2019, the Company acquired a 1% NSR royalty covering two separate properties (the “Scoonover Royalty”), located in Eureka County, Nevada. Ely Gold paid US $25,000 (paid) for the assignment of 100% of the Scoonover Royalty from an arm’s length third-party.

(m)	Jerritt Canyon (PTR Royalty)

On September 9, 2019, the Company entered into an agreement to acquire 100% of the rights and interests to a per ton royalty interest (the “PTR Interest”) on the Jerritt Canyon Processing Facilities by paying the owner a total cash consideration of US $650,000 and by issuing 500,000 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company for a period of three years from the closing date at an exercise price of $0.18.

The license agreement entitles the owner to receive a per ton royalty payment (the “PTR Payment”) based on overall throughput from mining operations at the Jerritt Canyon Processing Facilities with increasing PTR Payments at higher gold prices.

Royalties are calculated, in US dollars, as follows:

●	$0.15 per ton if the gold price is less than or equal to $1,300 per ounce;
●	$0.225 per ton if the gold price is greater than $1,300, but less than or equal to $1,600 per ounce;
●	$0.30 per ton if the gold price is greater than $1,600, but less than or equal to $2,000 per ounce; and
●	$0.40 per ton if the gold price is greater than $2,000 per ounce.

As consideration, the Company will make the following payments:

●	US $300,000 cash (paid) and issue 500,000 warrants valued at $106,518 (issued) at closing;
●	US $150,000 cash on the first anniversary of closing; (paid)
●	US $150,000 cash on the second anniversary of closing; and
●	US $50,000 cash on the third anniversary of closing.

The deferred payments will accrue simple annual interest at 5% and be secured by the PTR Interest. If production or PTR Payments cease at the facility for two consecutive months or greater, deferred payments will be delayed by an amount equal to the time the production is halted. The warrants will be priced at $0.18 and have a term of three years.

29

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

9.	ROYALTY ASSETS (cont’d...)

(n)	Lincoln Hill Royalty (2.0% NSR)

On September 10, 2019, the Company entered into an agreement with a private individual to acquire 100% of all rights and interests to a 1% NSR royalty on the Lincoln Hill Property, operated by Coeur Mining Inc., for cash consideration of US $750,000 and by issuing 500,000 common share purchase warrants entitling the holder to purchase one common share of the Company for a period of two years from the closing date at an exercise price of $0.17.

As consideration, the Company will make the following payments:

●	US $400,000 at closing (paid) and 500,000 common share purchase warrants valued at $98,803 (issued); and
●	US $350,000 by September 10, 2020 (paid).

The 2020 payment will accrue simple interest at 5% and be secured by the Lincoln Hill Royalty. Each purchase warrant issued will allow the seller to purchase one common share of Ely Gold at $0.17 for two years from the closing date. The purchase agreement includes a right of first refusal if the seller disposes of an additional 1% royalty they currently hold.

On December 31, 2020 the Company acquired an additional 1% NSR from a private family trust for US$1,000,000 cash and the issuance of 1,000,000 share purchase warrants valued at $398,187 using the Black-Scholes option pricing model with the following assumptions: volatility of 86.46%, expected life of 2 years, discount rate of 0.20% and dividend rate of 0.0%. Each warrant entitling the holder to acquire one common share of the Company at an exercise price of $1.69 for a two-year period. This acquisition increases the Company’s Lincoln Hill royalty interest to a 2% NSR.

(o)	Balmoral Fenelon Royalty

On October 17, 2018, the Company acquired from Balmoral Resources Ltd. (“Balmoral”) 100% of all rights and interests in the 1% NSR royalty on the Fenelon Mine Property, operated by Wallbridge Mining Company Ltd. (“Wallbridge”). Under the agreement, the Company is to pay Balmoral cash consideration of $500,000 (paid), issue 1,000,000 common shares valued at $130,000 (issued) and grant Balmoral 1,000,000 share purchase warrants entitling Balmoral to acquire 1,000,000 common shares of the Company for a period of 18 months at an exercise price of $0.10 valued at $52,700 (issued). In connection with the transaction with Balmoral, the Company paid success fees of $25,000 in cash (paid), issued 50,000 common shares of the Company valued at $6,500 (issued) and 50,000 full share purchase warrants entitling the holder to acquire 50,000 common shares of the Company for a period of 18 months at an exercise price of $0.10 valued at $2,636 (issued).

During the year ended December 31, 2019, the Company completed the sale of 100% of all rights and interests in its 1% NSR Balmoral Fenelon Royalty on the Fenelon Mine Property to 2176423 Ontario Ltd., a company controlled by Sprott. Under the terms of the agreement, Sprott paid Ely Gold a cash consideration of US $1,250,000 (received) for the Fenelon Royalty.

30

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

10.	MINERAL PROPERTY INTERESTS

(a)	Mineral property interests are as follows:

Total
Balance, December 31, 2018	$1,078,744
Acquisition costs	106,464
Option payments received	(280,284)
Cumulative translation adjustment	(8,394)
Balance, December 31, 2019	896,530
Acquisition costs	1,312,770
Option payments received	(533,716)
Amounts transferred to royalty assets	(167,681)
Cumulative translation adjustment	(44,040)
Balance, December 31, 2020	$1,463,863

(b)	Option payments received:

The Company has entered into various agreements whereby it granted an option to acquire an interest on the Company’s properties with various companies. As a result of these agreements the Company receives option payments related to these agreements on its properties. During the years ended December 31, 2020 and 2019, the Company received the following option payments:

	2020		2019
Antelope Springs	US$	10,000	US$	10,000
Aurora West		34,029		-
Butte Valley Project		35,000		-
Castle West Project		15,000		1,000
Cimarron Project		-		25,000
Gold Canyon		112,500		112,500
Liberty Springs		24,000		-
Monitor property		10,000		5,000
Musgrove Property		250,000		-
Mustang canyon		25,000		-
Nevada Rand Project		25,000		25,000
Olympic		15,000		-
Platoro West		6,000		-
Redlich, Moho		51,227		50,000
Rodeo Creek		50,000		100,000
Stateline		-		15,000
Tonopah West		325,000		-
War Eagle Property		30,000		60,000
Weepah Project		72,540		110,000
White Rock Property		10,000		-
	US$	1,100,296	US$	513,500

The Canadian value of the option proceeds was $1,527,677 (2019 - $1,444,699) of which $1,014,878 (2019 - $1,164,415) was recorded as revenue and $512,799 (2019 - $280,284) was recorded as a reduction of mineral interest.

31

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

10.	MINERAL PROPERTY INTERESTS (cont’d)

(c)	Future Option payments under agreement:

The agreements entered into by the Company require the optionees to make payments in order to exercise their option to acquire the interest in the property. In order for the optionees to keep the agreements in good standing, the optionees are required to make the following payments to the Company:

	2021			2022			2023			2024
Antelope Springs	US$	10,000		US$	10,000		US$	10,000		US$	12,500
Aurora West		50,000	(5)		135,000	(5)		200,000			-
Butte Valley Project		50,000			50,000			50,000			-
Castle West Project		40,000	(6)		40,000	(6)		40,000	(6)		105,000	(6)
Frost Property		15,000			25,000			50,000			50,000
Gilbert South		5,000			10,000			10,000			10,000
Green Springs		50,000			50,000			100,000			-
Gold Canyon		150,000			300,000			35,000	(1)		35,000
HNT/Jam Claims		12,000			-			-			-
Hurricane		25,000			25,000			25,000			25,000
Liberty Springs		30,000			30,000			210,000			-
Monitor property (2)		15,000			20,000			25,000			50,000
Mustang canyon		25,000			50,000			75,000			-
Nevada Rand Project		25,000			25,000			150,000			-
Olympic		25,000			35,000			35,000			40,000
Redlich, Moho		300,000			30,000	(1)		30,000			30,000
Rodeo Creek		50,000			125,000			125,000			-
Tonopah West (4)		325,000			650,000			700,000			1,000,000
War Eagle Property		30,000			30,000			70,000			5,000	(1)
Weepah Project (3)		100,000	(7)		200,000	(7)		250,000	(7)		400,000	(7)
White Hill		15,000			25,000			45,000			75,000
White Rock Property		25,000			40,000			50,000			125,000
	US$	1,372,000		US$	1,905,000		US$	2,285,000		US$	1,962,500

(1)	as of this date, the optionee made all its required option payments to acquire the interest in the property and is now required to make Advanced Minimum Royalty payments (“AMR”).
(2)	The Optionee is required to make additional US$50,000 during 2025, 2026 and 2027 and one final US$400,000 in 2028.
(3)	in addition to the above payments, the Company will also receive 100,000 shares of Navy Resources Corp., the optionee, during 2021, 150,000 shares during 2022 and 200,000 shares during 2023.
(4)	The US$1,000,000 is the last required payment for the optionee to acquire its interest in the property, starting 2025, the optionee is required to make US$50,000 AMR every year thereafter.
(5)	The Company is required to make payments of US$50,000 in 2021 and US$135,000 as option payments related to the Aurora West property which will be paid from the proceeds received.
(6)	The Company is required to yearly payments of US$15,000 related to the Castle West property which will be paid from the proceeds received.
(7)	The Company is required to yearly payments of US$10,000 related to the Weepah project which will be paid from the proceeds received.

32

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

11.	PROMISSORY NOTE AND LINE OF CREDIT (“LOC”)

On November 29, 2019, the Company entered into an agreement with Sprott whereby Sprott will provide the Company with a $6,000,000 LOC. The LOC is available to the Company, as and when required, until November 29, 2021. Principal outstanding under the LOC will bear interest at 10% per annum, with undrawn amounts of the LOC carrying a stand-by fee of 2.5% per annum, compounded monthly and payable quarterly. The LOC is secured by a registered security interest over all of the Company’s assets, subordinate only to existing prior encumbrances.

In connection with the LOC, the Company issued Sprott 16,216,215 non-transferrable loan bonus warrants (the “Bonus Warrants”) at the fair value of $0.20 per share or $3,279,307 using the Black-Scholes option pricing model with the following assumptions: volatility of 95.45%, expected life of 2 years, discount rate of 1.60% and dividend rate of 0.0%. Each Bonus Warrant is exercisable, up to the maturity date of November 29, 2021, to purchase one common share of the Company at an exercise price of $0.37. Sprott has agreed not to exercise the Bonus Warrants if such exercise would result in Sprott’s direct and indirect holdings of the Company’s outstanding voting shares being in excess of 19.9% based on the then-current outstanding shares of the Company.

In connection with the LOC, the Company issued 300,000 non-transferrable finder’s purchase warrants (the “Finder’s Warrant”) to Medalist Capital Ltd., an arm’s length registered dealer. Each Finder’s Warrant will be exercisable to purchase one common share of the Company at an exercise price of $0.37 for a term of three years.

The Bonus Warrants were recorded as deferred charges and amortized in the consolidated statements of loss and comprehensive loss over the life of the LOC based on the straight-line method. The fair value of the Finder’s and Bonus Warrants was calculated at $3,279,306 using the Black-Scholes option pricing model and is recorded in the consolidated statements of financial position as deferred charge and is being amortized over a two-year period. For the year ended December 31, 2020, deferred charge amortization of $817,580 (2019 - $nil) was included in interest expense.

The Company drew $1,000,000 during the month of December 2019 and an additional $5,000,000 during the month of March 2020 to finance the acquisition of VEK. The Company repaid the full amount during the month of May 2020. The LOC remains available to the Company until its maturity.

12.	LEASE OBLIGATION

Balance at January 1, 2019, on adoption of IFRS 16 (Note 8)	$98,975
Interest expense	6,211
Lease payments	(48,668)
Currency translation adjustment	(2,398)
Balance, December 31, 2019	54,120
Additions	91,555
Interest expense	8,131
Lease payments	(56,272)
Currency translation adjustment	443
Balance, September 30, 2020	$97,977

Which consists of:
Current lease liability	$48,192
Non-current lease liability	49,785
$97,977

33

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

12.	LEASE OBLIGATION (cont’d...)

On March 1, 2017, the Company entered into a lease agreement for its Vancouver head office premises for three years, expiring February 28, 2020. Pursuant to this lease, the Company is obligated to pay basic rent of $2,250 and operating costs, including electricity and related taxes, on a monthly basis. The Company renewed the lease for a three-year term with monthly payments of $2,850.

On July 1, 2017, the Company entered into a lease agreement for its Reno office for five years, expiring June 30, 2022. Pursuant to this lease, the Company is obligated to pay basic rent of US $1,308 and operating costs, including electricity and related taxes, on a monthly basis. The basic rent commitment will increase to US $1,347 per month for the second year, US $1,388 in the third year, US $1,430 in the fourth year and US $1,472 in the final year.

13.	SHARE CAPITAL AND RESERVES

(a)	Authorized share capital

As at December 31, 2020 and 2019, the authorized share capital of the Company is an unlimited number of common shares without par value.

(b)	Issued share capital

●	On May 21, 2020, the Company closed a brokered private placement offering of 21,562,500 units at a price of $0.80 per unit for gross proceeds of $17,250,000.

Each unit comprises one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to acquire one additional common share at an exercise price of $1 for a period of three years from closing. The Company paid the agents cash commissions and also issued compensation options to the agents entitling them to purchase an aggregate 731,250 common shares at an exercise price of $0.80 for a period of three years from closing. The agent options were valued at $618,044 using the Black-Scholes option pricing model. At the Company’s option, the original expiry date of the warrants may be accelerated if the volume weighted average price of the common shares is greater than or equal to $1.60 for a period of five consecutive trading days. If the Company elects to accelerate the expiry date of the warrants, holders of the warrants will have 30 calendar days to exercise their warrants after receiving notice via press release from the Company. The Company paid agents fees of $737,500 and incurred legal costs of $53,000 in relation to the placement.

●	On May 12, 2020, the Company issued 12,698,413 shares as consideration for acquisition of a 0.5% NSR royalty on the gold producing Jerritt Canyon Mine facility, located in Elko, Nevada.

●	On September 22, 2020 the Company issued 100,000 shares as consideration for acquisition of the Borden Lake royalty.

●	During the year ended December 31, 2020, the Company issued 24,634,957 common shares on exercise of warrants for total proceeds of $6,857,638.

●	During the year ended December 31, 2020, the Company issued 1,675,000 common shares on exercise of options for total proceeds of $384,000.

34

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

13.	SHARE CAPITAL AND RESERVES (cont’d...)

(b)	Issued share capital (cont’d...)

●	On July 2, 2019, the Company closed a private placement issuing 5,615,454 units at a price of $0.18 per unit for gross proceeds of $1,010,782. Each unit consists of one common share and one-half of one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a period of three years at an exercise price of $0.30. The Company paid a finder’s fee of $60,643 and issued 336,927 share purchase warrants. Included in share issue costs is the fair value of the finder’s warrants calculated at $40,472 using the Black-Scholes option pricing model.

On January 17, 2019, the Company closed the second and final tranche of a non-brokered private placement issuing 3,000,000 units at $0.11 per unit for gross proceeds of $330,000. Each unit comprised one common share of the Company and one non-transferrable share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.22 for a period of five years, subject to an acceleration provision under which, if at any time after May 17, 2019 the daily volume weighted average trading price of the Company’s common shares is higher than $0.60 per share on the TSXV for more than 20 consecutive trading days, the Company may, within three trading days, issue a news release announcing that the Warrants will expire on the date that is 30 calendar days after such 20th trading day. The Company incurred shares issuance costs of $1,319. As at December 31, 2018, the Company had received $47,315 in advanced subscription receipts. Included in share issue cost is the fair value of the finder’s warrants calculated at $36,221 using the Black-Scholes option pricing model.

●	During the year ended December 31, 2019, the Company issued 750,000 common shares on exercise of options for total proceeds of $79,500.

●	During the year ended December 31, 2019, the Company issued 810,000 common shares on exercise of warrants for total proceeds of $129,850.

(c)	Stock options

The Company has an incentive stock option plan (the “Plan”) in place under which it is authorized to grant options to directors and employees to acquire up to 10% of the Company’s issued and outstanding common shares. In addition, the aggregate number of shares reserved for issuance to any one person shall not exceed 5% of the issued and outstanding shares (2% if the participant is a consultant). Under the Plan, the exercise price of each option may not be less than the market price of the Company’s share capital as calculated on the date of grant less the applicable discount. The options can be granted for a maximum term of 10 years and vesting periods are determined by the Board of Directors.

35

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

13.	SHARE CAPITAL AND RESERVES (cont’d...)

(c)	Stock options (cont’d...)

As at December 31, 2020 and 2019, the Company had outstanding stock options enabling the holders to acquire further common shares as follows:

Expiry Date	Exercise Price	December 31, 2020	December 31, 2019
January 5, 2021 *	$0.06	300,000	500,000
September 22, 2021	$0.06	650,000	750,000
March 19, 2022	$0.57	500,000	-
June 26, 2022	$0.19	125,000	125,000
January 30, 2023	$0.14	175,000	175,000
July 19, 2023	$1.80	1,000,000	-
January 28, 2024	$0.12	500,000	500,000
November 27, 2024	$0.06	400,000	450,000
December 24,2024	$0.43	200,000	200,000
April 2, 2025	$0.68	1,450,000	-
March 11, 2026	$0.09	-	250,000
August 18, 2026	$0.15	900,000	1,050,000
June 19, 2027	$0.125	500,000	500,000
November 22, 2027	$0.10	1,275,000	1,500,000
February 15, 2028	$0.10	-	200,000
July 26, 2029	$0.27	2,000,000	2,050,000

Total outstanding		9,975,000	8,250,000
Total exercisable		9,875,000	8,250,000

●	Subsequent to December 31, 2020, 300,000 options were exercised

The weighted average remaining contractual life for the outstanding options at December 31, 2020 is 4.86 years (2019 - 6.39 years).

Stock option transactions are summarized as follows:

	December 31, 2020		December 31, 2019
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Balance, beginning of year	8,250,000	$0.15	6,875,000	$0.10
Granted	3,400,000	$0.64	2,375,000	$0.28
Expired	-	$-	(250,000)	$0.10
Exercised	(1,675,000)	$0.23	(750,000)	$0.11

Options exercisable, end of year	9,975,000	$0.19	8,250,000	$0.15

On July 19, 2020, the Company granted incentive stock options to consultants of the Company entitling them to purchase 1,000,000 common shares at a price of $1.80 per share for a period of three years vesting 25% every three months from the date of grant. The fair value of these options was calculated at $565,045 using the Black-Scholes option pricing model.

36

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

13.	SHARE CAPITAL AND RESERVES (cont’d...)

(c)	Stock options (cont’d...)

On April 2, 2020, the Company granted incentive stock options to directors, consultants and an officer of the Company entitling them to purchase 1,500,000 common shares at a price of $0.68 per share for a period of five years vesting 100% on the grant date and expiring April 2, 2025. The fair value of these options was calculated at $827,492 using the Black-Scholes option pricing model.

On March 19, 2020, the Company granted incentive stock options to consultants of the Company entitling them to purchase 900,000 common shares at a price of $0.57 per share for a period of two years vesting 25% every three months from the date of grant and expiring March 19, 2022. The fair value of these options was calculated at $689,180 using the Black-Scholes option pricing model.

On December 25, 2019, the Company granted incentive stock options to a consultant of the Company entitling them to purchase 200,000 common shares at a price of $0.43 per share for a period of five years vesting 25% every three months from the date of grant and expiring December 24, 2024. The fair value of these options was calculated at $75,675 using the Black-Scholes option pricing model.

On July 26, 2019, the Company granted incentive stock options to directors, consultants and an officer of the Company entitling them to purchase 2,050,000 common shares at a price of $0.27 per share for a period of ten years vesting 100% on the grant date and expiring July 26, 2029. The fair value of these options was calculated at $533,482 using the Black-Scholes option pricing model.

On June 26, 2019, the Company granted incentive stock options to the CFO and a consultant of the Company entitling them to purchase 125,000 common shares at a price of $0.19 per share for a period of three years vesting 25% every three months from the date of grant and expiring June 26, 2022. The fair value of these options was calculated at $50,882 using the Black-Scholes option pricing model.

During the year ended December 31, 2020, nil (2019 - 250,000) options expired unexercised and the related fair value of $nil (2019 - $6,171) was transferred from share-based payment reserve to deficit.

(d)	Warrants

As at December 31, 2020 and 2019, the following share purchase warrants were outstanding:

Expiry Date	Exercise Price	December 31, 2020	December 31, 2019
May 1, 2020	$0.10	-	1,050,000
June 23, 2020	$0.125	-	500,000
December 31, 2020	$0.135	-	500,000
June 1, 2021	$0.18	500,000	500,000
November 29, 2021	$0.37	12,216,215	16,516,215
December 2, 2021	$0.78	600,000	-
December 18, 2021	$0.43	900,000	-
February 4, 2022	$0.77	100,000	-
May 11, 2022	$0.62	1,905,164	-
June 15, 2022	$0.18	-	500,000
June 28, 2022	$0.24	-	3,144,654
Dec 23, 2022	$1.36	1,000,000	-
Dec 31, 2022	$1.69	1,000,000	-
May 22, 2023	$0.90	11,072,198	-
December 31, 2024	$0.22	-	10,000,000
January 17, 2024	$0.22	-	2,700,000
May 28, 2025	$1.37	130,000	-
December 3, 2025	$1.31	1,000,000	-
December 29, 2025	$1.15	300,000	-
Total		30,723,577	35,410,869

37

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

13.	SHARE CAPITAL AND RESERVES (cont’d...)

(d)	Warrants (cont’d...)

On November 29, 2019, the Company issued 16,216,215 warrants relating to the Line of Credit (Note 11) and 300,000 warrants as finder’s fee related to the Line of credit. Each share purchase warrant is exercisable to purchase one common share of the Company for $0.37 until November 29, 2021. The fair value of $3,279,306 is recorded as deferred financing cost and will be amortized over the term of the line of credit.

On September 9, 2019, the Company issued 500,000 warrants relating to the Jerritt Canyon Royalty acquisition (Note 9). Each share purchase warrant is exercisable to purchase one common share of the Company for $0.18 until September 9, 2022. The fair value of $106,518 is included as acquisition cost of royalty assets.

On September 10, 2019, the Company issued 500,000 warrants relating to the Lincoln Hill Royalty acquisition (Note 9). Each share purchase warrant is exercisable to purchase one common share of the Company for $0.17 until September 10, 2022. The fair value of $98,801 is included as acquisition cost of royalty assets.

On July 2, 2019, the Company issued 2,807,727 share purchase warrants relating to the non-brokered private placement (Note 13(b)). Each share purchase warrant is exercisable to purchase one common share of the Company for $0.30 for a period of three years. These warrants were determined to have a fair value of $nil. In addition, the Company issued 336,927 finders’ warrants related to the private placement.

On January 17, 2019, the Company issued 3,000,000 share purchase warrants relating to the non-brokered private placement (Note 13(b)). Each share purchase warrant is exercisable to purchase one common share of the Company for $0.22 for a period of five years. These warrants were determined to have a fair value of $nil. The Company also issued 10,000 finders’ warrants exercisable to purchase one common share at a price of $0.135 for a period of two years.

Share purchase warrant transactions are summarized as follows:

	December 31, 2020		December 31, 2019
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance, beginning of year	35,410,869	$0.29	12,050,000	$0.20
Issued	19,947,665	$0.86	24,170,869	$0.33
Exercised	(24,634,957)	$0.28	(810,000)	$0.16

Balance, end of year	30,723,577	$0.65	35,410,869	$0.29

As at December 31, 2020, the weighted average remaining contractual life for the outstanding warrants is 1.57 (2019 - 2.64) years.

38

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

13.	SHARE CAPITAL AND RESERVES (cont’d...)

(d)	Warrants (cont’d...)

The fair value of stock options and warrants are estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31, 2020		December 31,2019
	Options	Warrants	Options	Warrants
Risk-free interest rate	0.42%	0.29%	1.72%	1.60%
Expected dividend yield	0.00	0.00	0.00	0.00
Expected stock price volatility	105.77%	92.52%	127.93%	95.45%
Expected life in years	3.49	3.00	9.52	2.05
Weighted average fair value	$0.66	$0.62	$0.26	$0.19

The Company has estimated the dividend and forfeiture rate to be 0.00% based on historical dividend payments and historical forfeiture rates. Expected volatility was determined based on the historical movements in the closing price of the Company’s common shares for a length of time equivalent to the expected life of each option and warrant.

14.	RELATED PARTY TRANSACTIONS

Key management comprises directors and executive officers. The Company did not pay post-employment benefits and long-term benefits to key management. The following compensation was paid to key management:

	December 31, 2020	December 31, 2019
Short-term employment benefits	$1,421,813	$880,220
Share-based payments	705,141	397,442

Total	$2,126,954	$1,277,662

As at December 31, 2020, $569,654 (2019 - $21,695) is owing to directors and officers of the Company, which is included in accounts payable and accrued liabilities. A prepaid advance of $2,546 (2019 - $23,795) was made to an officer and director of the Company.

All other amounts due to related parties are payable on demand. Interest is not charged on outstanding balances.

The Company has in place termination clause agreements with officers and directors, whereby the officers and directors are entitled to a cumulative amount of $736,500 in the event they are terminated without cause, or $3,007,500 in the event there is a change of control.

39

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

15.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

For the year ended December 31,	2020	2019

Significant non-cash investing activities consisted of:
Marketable securities received for mineral properties	$254,542	$420,000
Common shares issued for royalty assets	$11,439,587	$-
Fair value of warrants issued for mineral and royalty interests	$4,680,384	$205,321
Fair value of warrants issued for deferred charges	$-	$3,279,306
Royalty interests included in current and long-term debt	$190,980	$1,460,580

Interest paid	$230,533	$185,372
Taxes paid	$-	$-

16.	SEGMENT INFORMATION

The Company has one reportable operating segment, the acquisition and exploration of mineral properties and option of those assets, in one geographic location: North America.

17.	DEFERRED INCOME TAXES

(a)	A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows for the years ended December 31, 2020 and 2019:

	2020	2019
Income (loss) for the year	$(7,648,661)	$(1,547,809)
Canadian statutory tax rate	27%	27%

Income tax recovery computed at statutory rates	(2,065,138)	(417,908)
Foreign tax rates different from statutory rates	17,061	(3,601)
Change in timing differences	126,237	(6,357)
Effect of change in foreign exchange rates	(584,447)	(121,034)
Temporary tax effect related acquisition of royalty assets	665,585	-
Temporary tax effect deferred charges	-	846,600
Non-deductible items	748,509	150,170
Under provided in prior years	(261,620)	278,965
Tax losses and tax offsets not recognized (recognized)	1,353,813	(726,835)

Income tax recovery	$-	$-

The British Columbia corporate tax rate and the Canadian federal corporate tax rate remained at 11% and 16%, respectively (2019 - 11% and 16%, respectively) for a total statutory tax rate of 27% (2019 - 27%). Nevada Combined federal and state tax rate remained at 21% (2019 - 21%) during the year.

40

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

17.	DEFERRED INCOME TAXES (cont’d...)

(b)	The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2020 and 2019 are presented below:

	2020	2019
Deferred tax Asset:
Non-capital losses	$483,652	$856,548
Total deferred tax asset	$483,652	$856,548
Deferred tax Liabilities:
Investments	$58,104	$-
Property and equipment	22,867	9,948
Deferred charges	402,681	846,600
Total deferred tax liabilities	483,652	856,548
Net deferred taxes assets and liabilities	$-	$-

(c)	The Company recognizes tax benefits on losses or other deductible amounts generated in countries where it is probable the Company will generate future taxable income. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2020	2019
Non-capital losses	$15,790,946	$14,002,239
Capital losses	2,325,785	2,252,381
Share issue costs	741,567	58,481
Tax value over book value of equipment	48,465	50,724
Tax value over book value of exploration and evaluation assets	6,456,388	4,704,281
Tax value over book value of investments	1,213,154	751,702
Unrecognized deductible temporary differences $	26,576,305	$21,819,808

As at December 31, 2020, the Company has non-capital losses carried forward of approximately $14,456,505 (2019 - $13,148,252) and $2,289,533 (2019 - $3,772,948) that may be applied against future income for tax purposes in Canada and the United States, respectively. The non-capital losses expire between 2026 and 2040.

18.	ACQUISITION OF VEK

During the year ended December 31, 2020, the Company completed the acquisition of 100% of VEK. The agreement provided for the purchase of up to 100% of the outstanding shares of VEK for cash consideration of US $5,000,000, plus 2,005,164 Ely Gold share purchase warrants, each exercisable over a 24-month term to purchase one Ely Gold common share at an exercise price of $0.62.

The acquisition constituted an asset acquisition, rather than a business combination, as the net assets acquired did not meet the definition of a business, as defined in IFRS 3 Business Combinations. The Company applied IFRS 2 Share-based Payments in accounting for and assessing the transaction. The Company acquired VEK to gain access to its royalty assets.

41

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

18.	ACQUISITION OF VEK (cont’d...)

The consideration paid on the acquisition of VEK was accounted for as a share-based payment with the fair value of the warrants issued valued using the Black-Scholes option pricing model with the following assumptions, volatility of 90.78%, expected life, 2 years, discount rate of 0.29% and dividend rate of 0.0%.

The acquisition of VEK was recorded in the accounts of the Company at its fair value determined as follows:

Consideration paid for 100% interest is as follows:
Cash	$7,047,002
Fair value of warrants issued	1,214,066
Total consideration paid	$8,261,068

Assets acquired:
REN Property	$6,024,796
Marigold	1,618,343
Pinson	164,396
Carlin Trend	338,704
Lone Tree	114,829
Net assets acquired	$8,261,068

19.	EVENTS AFTER THE REPORTING PERIOD

(a)	On January 26, 2021, the Company entered into an option agreement with Navy Resources (“Navy”) whereby Navy will have the option to acquire a 100% interest in the Spanish Moon Project with Ely Gold retaining a 3% NSR. Total consideration will be US$750,000 and 750,000 common shares of Navy payable as follows:

(i)	US$50,000 upon entering into the agreement;
(ii)	Issue 150,000 Navy shares within 5 business after entering into the agreement;
(iii)	US$75,000 cash and 150,000 Navy shares on or before the first anniversary;
(iv)	US$125,000 cash and 200,000 Navy shares on or before the second anniversary;
(v)	US$250,000 cash and 250,000 Navy shares on or before the third anniversary;
(vi)	US$250,000 cash on or before the fourth anniversary;

Navy may reduce the 3% NSR to a 2% NSR for a one-time payment of US$1,000,000.

(b)	On February 24, 2021 the Company entered into an option agreement with Crestview Exploration (“Crestview”) whereby Crestview can acquire a 100% interest of the Company’s Cimarron property with the Company retaining a 2.5% NSR royalty. As consideration Crestview will pay a total of US$200,000 as follows:

(i)	Initial payment of $25,000
(ii)	Cash payment of $35,000 on the 1st anniversary
(iii)	Cash payment of $50,000 on the 2nd anniversary
(iv)	Cash payment of $45,000 on the 3rd anniversary
(v)	Cash payment of $45,000 on the 4th anniversary

(c)	On March 26, 2021 the Company entered into a binding term sheet to acquire an additional 25% interest in its Hog Ranch Property which will increase the Company’s NSR from 1.5% to 2.25% and its interest in the leased mining claims to 75.1% As consideration, the Company will pay US$275,000 and issue 1,000,000 warrants exercisable at $0.90 for a period of four years.

42

ELY GOLD ROYALTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

(Expressed in Canadian Dollars)

19.	EVENTS AFTER THE REPORTING PERIOD (cont’d...)

(d)	Subsequent to December 31, 2020, the Company issued 16,596,844 common shares on exercise of options and warrants for total proceeds of $7,396,400.

(e)	Subsequent to December 31, 2020, 1,000,000 stock options with an exercise price of $1.80 expired unexercised

(f)	Subsequent to December 31, 2020, the Company completed the acquisition of three NSR royalties from a prospector for US$350,000 cash (the “WR Royalty”). The WR Royalty package includes a 0.33% royalty on the Sleeper Mine, 1% royalty on 38 unpatented mining claims in Pershing County, Nevada, and a 1% royalty on 40 acres of free ground in White Pine County, Nevada.

(g)	Subsequent to December 31, 2020, the Company cancelled the line of credit and paid stand-by fee to the day of cancellation of $18,082.

(h)	On August 23, 2021, the Company completed a business combination by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia) pursuant to which Gold Royalty Inc. (“GRC”) acquired all of the issued and outstanding common shares of the Company (the “Ely Shares”) (the “Plan of Arrangement”). The Company’s common shares were delisted from the TSX Venture Exchange (“TSX-V”) on August 23, 2021.

Upon completion of the Plan of Arrangement on August 23, 2021, Ely Gold has become an indirect wholly owned subsidiary of GRC. After pro-rationing and adjustments in accordance with the Plan of Arrangement, each Ely Share was acquired by GRC in exchange for 0.2450 of a GRC common share (a “GRC Share”), plus $0.0001 for Ely Gold shareholders who elected, or were deemed to have elected to receive the share alternative under the Plan of Arrangement; and 0.099166 of a GRC Share, plus $0.869053 for Ely Gold shareholders who elected to receive the cash alternative under the Plan of Arrangement.

The consideration paid by GRC on closing of the transaction consisted of an aggregate of 30,902,176 GRC Shares and $84,008,748 in cash. Pursuant to the Plan of Arrangement, each of the 15,946,732 warrants to purchase Ely Shares (an “Ely Warrant”) that were outstanding immediately prior to the effective time represent the right to acquire, on valid exercise thereof (including payment of the applicable exercise price), 0.2450 of a GRC Share plus $0.0001.

Pursuant to the Plan of Arrangement, the Ely Shares were ultimately acquired by 1310560 B.C. Ltd., a wholly owned subsidiary of GRC, which was amalgamated with Ely Gold, with Ely Gold being the surviving entity thereunder.

43